SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of
The Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission file number  1-6948

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: SPX Corporation Savings Plan

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

SPX Corporation Savings Plan

Financial Report

December 31, 2005

SPX Corporation Savings Plan

Contents

Report Letter

Statement of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule of Assets Held at End of Year

Report of Independent Registered Public Accounting Firm

To the SPX Corporation Retirement and Welfare
     Plan Administrative Committee

We have audited the accompanying statement of net assets available for benefits of the SPX Corporation Savings Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the SPX Corporation Savings Plan as of December 31, 2005 and 2004 and the changes in net assets for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Southfield, Michigan
June 15, 2006

SPX Corporation Savings Plan

Statement of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Participant-directed investments:
Interest in SPX Corporation Savings Trust (Note 3)	$20,962,821	$20,210,385
Participant loans	1,303,409	1,287,454

Total participant-directed investments	22,266,230	21,497,839

Contributions receivable:
Employer	35,221	—
Employee	37,443	—

Total contributions receivable	72,664	—

Net Assets Available for Benefits	$22,338,894	$21,497,839

See Notes to Financial Statements.

SPX Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

2005

Additions
Investment gain from interest in the SPX Corporation Savings Trust (Note 3)	$1,386,559
Participant loan interest	71,159
Contributions:
Employee	1,507,459
Employer	447,216

Total additions	3,412,393

Deductions
Distributions to participants	2,506,594
Administrative expenses	47,843
Net assets transferred to other plans	16,901

Total deductions	2,571,338

Net Increase	841,055

Net Assets Available for Benefits
Beginning of year	21,497,839

End of year	$22,338,894

See Notes to Financial Statements.

SPX CORPORATION SAVINGS PLAN

Notes to Financial Statements
December 31, 2005 and 2004

Note 1 - Description of the Plan

The following brief description of the SPX Corporation Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General - The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan benefits primarily employees of SPX Corporation (the “Employer” or the “Company”) who are covered by collective bargaining agreements and who have met eligibility requirements.

Contributions - Contributions to the Plan by employees are limited to 17 percent of an employee’s annual before-tax compensation, taking into account the limitations imposed by the Internal Revenue Code. Participants in the Plan are at all times 100 percent vested in their contributions and earnings thereon. Employer contributions are determined based on the participant’s business unit. Generally, employer-matching contributions are calculated at a rate of $.35 for each $1.00 contributed in a year by a participant or at a rate of $.15 for each hour worked. In some instances, the employer-matching contribution cannot exceed $750 per participant per year. In addition, the Employer may make additional contributions to participant accounts at a rate of $.31 for each hour worked.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Employer’s matching and supplemental contributions, if any, and an allocation of plan earnings. Allocation of plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants elect to invest their account balance and contributions among various investment options provided by the SPX Corporation Retirement and Welfare Plan Administrative Committee (the “Committee”), including an option to invest in SPX Corporation stock.

Vesting - Vesting in Employer contributions is dependent upon the participant’s business unit. Generally participants vest over a five to seven year period. Forfeitures reduce the Employer’s contributions in the year of forfeiture or future years.

Payment of Benefits - Participants in the Plan are able to receive benefits in a lump sum, monthly or yearly installments, or through annuity payments in the event of death, disability, or termination of employment. In addition, participants are also able to obtain their contributions and/or their pretax account balances if, subject to Employer approval, they are able to demonstrate financial hardship, as defined by the Plan. All withdrawal payments are made by Fidelity Management Trust Company (the “Trustee”).

Loans - A participant in the Plan can borrow from the Plan an amount not to exceed amounts as described in the Plan. The term of the loan may not exceed five years unless the loan is used in the purchase of a primary residence, in which case the term may be for up to 15 years. Loans bear market rates of interest as determined by the Committee.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The Trustee is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.

Administration - The Plan is administered by the Committee, which is appointed by the board of directors of SPX Corporation. Fidelity Management Trust Company functions as trustee and investment manager. Investment management fees and trustee fees are paid by the Plan in accordance with the Plan agreement.

Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, all participants become 100 percent vested in their account balances.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis.

Assets and Liabilities - Accounting policies relative to the basis of recording assets and liabilities conform with Department of Labor guidelines. The fair value of the Plan’s interest in the SPX Corporation Savings Trust (the “Master Trust”) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated income, less actual distributions (see Note 3). Guaranteed investment contracts included in the Master Trust are valued at contract value (which represents contributions made under the contract plus interest at the contract rate, less funds used to pay plan benefits), because the contracts are fully benefit responsive. The interest rates for the year ended December 31, 2005 range from 3.7 percent to 21.5 percent (weighted average rate of 3.78 percent). Investments in common/collective trusts are stated at fair value based on the fair value of the underlying investments. All other investments in the Master Trust are valued at fair value based on quoted market values. The value of participant loans is the face value of the loans outstanding, which approximates fair value.

Benefit Payments - Benefits are recorded when paid.

Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”), and the related trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained a determination letter on December 3, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Since the date of the determination letter, the Plan has been amended and restated. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement - In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investments Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). This FSP makes the definition of benefit-responsive more restrictive so that certain investment contracts currently reported at contract value may need to be reported at fair value. Management has not yet determined the impact this standard, which is effective for the plan year ending December 31, 2006, may have on the Plan’s financial statements.

Note 3 - Master Trust Fund

The investments of certain defined contribution plans sponsored by SPX Corporation, including the SPX Corporation Savings Plan, are combined in the Master Trust. Under the terms of a trust agreement between Fidelity Management Trust Company (the “Bank”) and the Employer, the Bank manages trust funds on behalf of the Plan. The Plan’s assets in the Master Trust represented approximately 3 percent of the total assets in the Master Trust as of December 31, 2005 and 2004. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The total assets held in the Master Trust at December 31, 2005 and 2004 are as follows:

	2005	2004

Money market fund	$3,176,329	$35,356,866
Common/Collective trust	—	265
Mutual funds	466,212,197	484,221,263
Insurance company general account	161,129,005	140,618,090
Employer securities	107,256,026	107,637,774

Total Master Trust investments	$737,773,557	$767,834,258

The investment income for the Master Trust for the year ended December 31, 2005 is as follows:

2005

Net appreciation in fair value of investments:

Mutual funds	$14,450,336
Employer securities	14,682,892

Net appreciation	29,133,228

Interest and dividends	32,064,911

Net investment income	$61,198,139

SPX Corporation Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-1016240, Plan 403
December 31, 2005

(a)(b)	(c)	(d)	(e)
Identity of Issuer	Description	Cost	Current Value
Participants	Participant loans bearing interest at rates from 4.00% to 10.50%	—	$1,303,409

Note -               In compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investments in Master Trust assets are omitted from this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX CORPORATION SAVINGS PLAN

	By:	The SPX Administrative Committee

Date: June 29, 2006		By:	/s/ Kevin L. Lilly
Kevin L. Lilly
Vice President, Secretary and General Counsel and Member of the SPX Administrative Committee

Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC